767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

September 7, 2021

VIA EDGAR TRANSMISSION

Matthew Crispino

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Definitive Healthcare Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 27, 2021

Registration No. 333-258990

Dear Mr. Crispino:

On behalf of our client, Definitive Healthcare Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated September 1, 2021. In connection with such responses, the Company will be submitting, electronically via EDGAR, a Registration Statement on Form S-1 of the Company (Registration No. 333-258990) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of the Registration Statement, including copies marked to show the changes effected by the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Amendment No. 1 to Form S-1 filed August 27, 2021

Unaudited Pro Forma Consolidated Financial Information

Notes to Unaudited Pro Forma Consolidated Financial Information (Year Ended December 31, 2020 and six months ended June 30, 2021), page 87

1.

Refer to Note (4). Please disclose the remaining unrecognized compensation expense resulting from the modification of the performance-based awards (page 70) and other equity awards under the 2019 Equity Incentive Plan which will be recorded in accordance with their respective vesting criteria after the IPO. Also, provide a forward-looking discussion of the future expense amounts in MD&A.

Matthew Crispino Securities and Exchange Commission September 7, 2021 Page 2

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised Note (4) of its Notes to Unaudited Pro Forma Consolidated Financial Information on page 88 of the Registration Statement to disclose the remaining unrecognized expense resulting from the modification of the performance-based awards as well other equity awards under the 2019 Equity Incentive Plan which will be recorded with their respective vesting criteria after the IPO. The Company has also added a forward-looking discussion of the future expense amounts within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 101 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Expenses

General and Administrative, page 101

2.

Please state, if true, that general and administrative costs will significantly increase relative to prior periods due to the incremental costs arising from higher stock-based compensation, in addition to the other costs that you cited.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the General and Administrative section on page 102 of the Registration Statement to state that general and administrative costs will significantly increase relative to prior periods due to the incremental costs arising from higher stock-based compensation.

Executive and Director Compensation

Summary Compensation Table, page 152

3.

We note in footnote (1) you indicate that Mr. Shone served as your Chief Financial Officer from April 24, 2018 until March 15, 2021, when he transitioned to the position of Chief Administrative Officer. Tell us how you evaluated the significance of the change in Mr. Shone’s level of service as required under the original award relative to the level of service expected of his new position and the probability of vesting of his original award as of his transition date. Based on your analysis, please address a resulting financial statement impact, if any.

Matthew Crispino Securities and Exchange Commission September 7, 2021 Page 3

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company evaluated the significance of the change in level of service as required under the original award relative to the level of service expected of Mr. Shone’s new position and determined based on the analysis below that the level of service was not significantly reduced. However, if this were to be considered a modification, at the time of the transition the vesting on the performance awards was still considered improbable and the financial impact would be limited to 113,750 unvested time-vesting Class B units which had a grant date fair value of $3.65 and a fair value at the transition date of $4.93, which the Company determined is not material. In determining the significance of any changes in level of service, the Company’s management considered the following:

1.

There was no written agreement formalizing Mr. Shone’s transition from Chief Financial Officer to Chief Administrative Officer. However, due to Mr. Shone’s historical knowledge of the Company history and strategy, it was critical to retain Mr. Shone in a C-suite executive role and continue in his responsibilities of providing oversight to operational finance, legal and human resources support, described below, while his successor focused on the new requirements of the pending transition to a public entity and Up-C structure, along with the underwriting and refinancing process.

2.

In addition to taking on new administrative and operational responsibilities, which included overseeing the building out of new office space, integration of the acquired Monocl entity, and providing oversight to the preparation of the tax returns and distribution of the associated members Schedule K-1 forms, certain responsibilities of the Chief Financial Officer and General Counsel remained with Mr. Shone until replacements were identified and the roles were fully transitioned. Such responsibilities included oversight of the initial public offering registration process, annual external audit, coordination and review of the Company’s 409A valuations, performing or participating in various diligence sessions, and serving or participating on various management committees, including the IPO Steering Committee, Audit Committee, and Disclosure Committee, as well as providing oversight of legal matters and external counsel.

3.	Mr. Shone continues to be a direct report to the Chief Executive Officer.

4.	There was no change in Mr. Shone’s compensation in his new role.

5.	Mr. Shone’s Class B unit awards were granted along with and were equal to the awards granted for other C-level executives that report to the Chief Executive Officer at that grant date.

The Company’s management determined that although Mr. Shone’s role has changed, his new responsibilities were commensurate with the responsibilities of other C-level executive management. Based on the above, the Company’s management concluded that there was no substantive change to the level of service required for the award to vest.

Executive Severance, page 172

4.

Please disclose the total aggregate cost of the benefits payable to Mr. Shone in connection with his separation. Also, explain to us how you will measure and recognize incremental compensation expense in light of his notice of retirement. Further, please clarify if he will forfeit any of the outstanding unvested Class B units attributed to him on page 157.

Matthew Crispino Securities and Exchange Commission September 7, 2021 Page 4

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in light of Mr. Shone’s notice of retirement, the Company’s management will measure and recognize incremental compensation expense in accordance with ASC 710-10 and ASC 718-20. The Company accrues for estimated bonuses quarterly based on financial performance and forecasts.

As Mr. Shone has advised us that he intends to retire from the Company after the IPO but no later than October 31, 2021, in connection with his retirement, the Company intends to provide Mr. Shone with separation benefits as follows: (i) continuation of his base salary (at the rate in effect on his date of termination) for a period of four and one-half months following his separation date, which is expected to total $112,500, (ii) a bonus for 2021 at the applicable rate paid to the executive team of up to $125,000, pro-rated for 2021, payable in a lump sum when paid to other executives, and (iii) acceleration of vesting of the unvested Reclassified Management Holdings Class B Units that he will receive in respect of 37,917 of his unvested time-vesting Class B units and 75,833 of his unvested performance-vesting Class B units. As a result, these awards will be modified for the change of the vesting condition after the consummation of the proposed IPO. A revaluation of the awards will be performed in accordance with GAAP as if granted on the date of the modification. The Company estimates that incremental compensation expense of approximately $1.3 million will be recorded during the third quarter 2021. Upon separation, Mr. Shone will forfeit 37,917 of his remaining unvested time-based Class B units and 75,833 of his remaining unvested performance-based Class B units. The Company has added additional disclosure to page 157 of the Registration Statement discussing Mr. Shone’s forfeited units.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	Jason Krantz

Chief Executive Officer

Definitive Healthcare Corp.

cc:	Cathy A. Birkeland

Senet Bischoff

Alexa Berlin

Latham & Watkins LLP